Filed by ADS-TEC Energy Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

European Sustainable Growth Acquisition Corp.
(Commission File No. 001-39917)
Commission File No. for related Registration Statement: 333-260312

Energy company PROVIRIDIS buys battery storage technology from
ADS-TEC Energy for smart multi-energy filling stations in France

Partnership to integrate battery systems into a new service station concept with fast-charging points

Opening of the third station with battery system “PowerBooster” in Chalon-sur-Saone

Nürtingen, Germany and Rousset, Frankreich – December 14, 2021 – ADS-TEC Energy GmbH (“ADS-TEC Energy” or “the Company”) announces that PROVIRIDIS buys ADS-TEC Energy’s battery storage technology for smart multi-energy filling stations in France. The storage systems in container format supply each two fast charging points with their own PV power, increase grid performance and smooth load peaks. Three locations have been installed with this concept, and more are being planned. ADS-TEC Energy is currently in a business combination process with publicly listed European Sustainable Growth Acquisition Corp. (NASDAQ: EUSG), expected to close 4Q 2021, at which time the combined company is expected to trade on Nasdaq (NASDAQ: ADSE).

PROVIRIDIS designs and constructs turnkey smart multi-energy filling stations in France that use gas and high-performance electricity instead of conventional fuels. Thanks to its own solar power production with storage unit, the company can achieve a cost-efficient power supply of ultra-fast charging points (two with 200 kilowatts each), even with limited grid connection. In the course of the mobility change, new business models for filling stations are being tested.

The third filling station has been in operation since September 23, 2021, in Fragnes La Loyère (near Chalon-sur-Saone) in Eastern France under the “V-GAS” brand. The first station is located in the South of France in Plan d’Orgon near Avignon, the second in Dourges near Lille in the North.

With V-GAS, PROVIRIDIS offers alternative fuels primarily for freight transport with the aim of using them as ecologically, efficiently and economically as possible. Currently, V-GAS focuses mainly on the production of natural gas (in liquefied form as LNG or as compressed CNG), but in the long term the focus will be on hydrogen. At the same time, the brand is also focusing on development of an EV-charging network under the brand name Z-E-N (Zero Emission Network). The gas range is supplemented by high-performance electricity, some of which is generated from the company’s own PV system. In order to make the electricity available around the clock, it is temporarily stored in a battery storage system (PowerBooster) from ADS-TEC Energy.

All components are connected in a kind of smart grid to be able to smartly control production and demand. The compression systems for gas and hydrogen require a lot of electricity in a very short time and the two fast charging stations need a total of 400 kilowatts at full power. This results in high and costly power peaks that are cushioned with the help of the battery system. The storage system also helps to keep the connection power of the filling station low (below 250 kVA), which has a further positive effect on economic efficiency because the grid tariff is based on the power level.

The three filling stations are initially pilot plants with which the dimensioning of generation plants and storage facilities will be tested and further optimized in terms of cost-effectiveness. The first three PowerBooster systems from ADS-TEC Energy are equipped with 280 kilowatts of power and 244 kilowatts of capacity. As compact container systems, they contain all necessary components such as battery unit, power electronics, air conditioning, control technology as well as safety and energy management system.

PROVIRIDIS is very satisfied with the storage systems and services and PROVIRIDIS’ CEO, Eric Ronco, is positive about the partnership with ADS-TEC Energy: “We know the impact that the massive deployment of electric charging stations will eventually have on the energy transmission and distribution grid. We therefore decided very early to work with ADS-TEC Energy to deploy storage on our multi-energy stations and thus develop efficient energy management solutions. The partnership with ADS-TEC Energy is now taking shape with significant operating gains.”

ADS-TEC Energy is pleased with the cooperation and the perspective offered by the intelligent filling station concept V-GAS. CEO Thomas Speidel states: “The mobility transformation can only succeed with an effective expansion of fast charging stations. We are delighted about the partnership with PROVIRIDIS and the innovative filling station concept, in which our storage technology plays a central role in advancing the CO2-neutral energy system of the future.”

Together with ADS-TEC Energy, PROVIRIDIS wants to discuss and continuously improve the concept of sustainable and intelligent filling stations. Both companies support the transition to a CO2-neutral energy system and want to accelerate this process with the help of their technologies.

On August 11, 2021, ADS-TEC Energy and European Sustainable Growth Acquisition Corp. (NASDAQ: EUSG) (“EUSG”), a publicly traded special purpose acquisition company focused on identifying Europe-based, high growth, technology-enabled businesses that utilize green technologies, entered into a definitive agreement relating to a business combination that would result in ADS-TEC Energy becoming a public company upon the closing of the transaction. ADS-TEC Energy also announced its intention to list on the Nasdaq Capital Market (“Nasdaq”) upon the closing of the business combination. The combined company will be called ADS-TEC Energy plc and its ordinary shares and warrants are expected to list on Nasdaq under the new ticker symbols “ADSE” and “ADSEW”, respectively. In connection with the business combination, EUSG secured commitments of a fully subscribed $156 million Private Investment in Public Equity (“PIPE”) at $10 per share, that is anticipated to close one business day prior to the business combination.

About PROVIRIDIS

PROVIRIDIS is setting up innovative infrastructures for the distribution of clean fuels and energies to meet environmental challenges. The group pursues a strategy of energy mix, building on mature energy supply chains while at the same time preparing new solutions.

By selling natural gas, biomethane, green electricity and hydrogen, the company actively contributes to the implementation of the energy transition in the transport sector.

More information on www.proviridis.fr

About ADS-TEC Energy

ADS-TEC Energy is a company of ADS-TEC group, and is part-owned by Bosch Thermotechnik GmbH. The Company is headquartered in Nürtingen near Stuttgart (Germany), with a production site near Dresden (Germany). ADS-TEC Energy is drawing on more than ten years of experience with lithium-ion technologies, storage solutions and fast charging systems, including the corresponding energy management systems. Its battery based fast charging technology enables electric vehicles to ultrafast charge even on low powered grids and features a very compact design. The high quality and functionality of the battery systems are due to a particularly high depth of development and in-house production. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies, and charge-operators.

More information on www.ads-tec-energy.com

About European Sustainable Growth Acquisition Corp.

EUSG is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. EUSG intends to concentrate its efforts on identifying Europe-based, high growth, technology-enabled businesses that utilize green technologies, aligning with ESG principles and the UN Sustainable Development Goals, and addressing consumer preferences for lifestyles driven by sustainability. The company is sponsored by a team led by its Chairman, Lars Thunell, and a management team led by Co-CEOs Pieter Taselaar and Matheus (Thijs) Hovers, President Karan Trehan and board members Wilco Jiskoot and Elaine Grunewald, and advisors Marc Rothfeldt, Bazmi Husain, Fredrik Ljungström, Jonathan Copplestone, and Aaron Greenberg is chief strategy officer.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 367833 (“EUSG”) into EUSG II Corporation, an exempted company incorporated in the Cayman Islands with limited liability under company number 379118 (“EUSG II”) and the proposed acquisition of the shares of ads-tec Energy GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADS-TEC Energy”) by ads-tec Energy plc, an Irish public limited company duly incorporated under the laws of Ireland and a wholly owned subsidiary of EUSG (“Irish Holdco”), Irish Holdco’s and EUSG’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and Irish Holdco’s future financial performance following the transaction, as well as Irish Holdco’s and EUSG’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Irish Holdco and EUSG disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Irish Holdco and EUSG caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Irish Holdco and EUSG. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of ADS-TEC Energy’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that ADS-TEC Energy’s technology and products could have undetected defects or errors; (7) the effects of competition on ADS-TEC Energy’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on Irish Holdco’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for Irish Holdco’s securities; (12) Irish Holdco’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder ADS-TEC Energy’s and EUSG’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of ADS-TEC Energy, Irish Holdco or EUSG; (17) the possibility that ADS-TEC Energy or EUSG may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by EUSG. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Irish Holdco’s and EUSG’s expectations and projections can be found in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021. In addition, EUSG’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Additional Information about the Business Combination and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A full description of the terms of the proposed business combination is provided in the registration statement on Form F-4 filed with the SEC by Irish Holdco (as amended from time to time, the “Registration Statement”) that includes a prospectus with respect to the Irish Holdco securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of EUSG to vote on the business combination. The Registration Statement was declared effective by the SEC on December 7, 2021 and the definitive proxy statement/prospectus has been mailed to EUSG’s shareholders. Investors and security holders of EUSG are urged to read the proxy statement/prospectus and documents incorporated by reference therein before making any voting or investment decision with respect to the proposed business combination because they contain important information about the business combination and the parties to the business combination. Investors and shareholders will be able to obtain free copies of the materials filed by Irish Holdco and EUSG with the SEC at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Irish Holdco, EUSG, Bosch Thermotechnik GmbH, ADS-TEC Holding GmbH, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EUSG in connection with the proposed transaction. You can find more information about EUSG’s directors and executive officers in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021, and its Forms 10-Q filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus on file with the SEC.

Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Media Contacts

Europe:

Antonia Stranzinger
ADS-TEC Energy
presse-energy@ads-tec.de
+49-7022-2522-2306

United States:

Stephannie Depa

Breakaway Communications
sdepa@breakawaycom.com
+1 530-864-0136

PROVIRIDIS:

Philippe Pardigon

philippe.pardigon@proviridis.fr

+33 6 40 66 29 97

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